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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          OPTICAL SENSORS INCORPORATED
                         ------------------------------
                                (Name of Issuer)

                     Common Stock $.01 par value per share
                     -------------------------------------
                         (Title of Class of Securities)


                                   68384P107
                                 --------------
                                 (CUSIP Number)


                                Hayden R. Fleming
            17797 N. Perimeter Drive, Suite 105, Scottsdale AZ 85255
                                 (480) 419-7811
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    Voluntary
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 68384P107              SCHEDULE 13D/A                Page 2 of 6 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    HAYDEN R. FLEMING
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF AND PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     710,139
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     181,100
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       710,139
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     181,100
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    891,239
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP NO. 68384P107              SCHEDULE 13D/A                Page 3 of 6 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CIRCLE F. VENTURES, LLC 86-0820669
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    GEORGIA - U.S.A.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     690,139
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     NONE
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       690,139
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     NONE
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    690,139
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP NO. 68384P107              SCHEDULE 13D/A                Page 4 of 6 Pages
-------------------                                            -----------------

ITEM 1.

     The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the "Common Stock"). The name of the issuer is Optical Sensors Incorporated (the "Company"). The principal executive offices of the Company is 7615 Golden Triangle Drive, Suite A, Eden Prairie, MN 55344.

ITEM 2. IDENTITY AND BACKGROUND

     The reporting persons are Hayden R. Fleming and Circle F Ventures, LLC ("Circle F"). Hayden R. Fleming is the managing member of Circle F. Circle F is a Georgia limited liability company whose principal business is the operation of an investment fund and whose principal business and office is located at 17797
N. Perimeter Drive, Suite 105, Scottsdale, Arizona 85255. Circle F has not been a party to any civil or criminal proceeding required to be disclosed in response to this Item.

     The following information is provided for Hayden R. Fleming:

     (a)  Name. Hayden R. Fleming.

     (b)  Address.  17797 N. Perimeter  Drive,  Suite 105,  Scottsdale,  Arizona
          85255.

     (c)  Principal  Occupation  and  Employment.   Hayden  R.  Fleming  is  the
          principal of Fleming Securities, Inc., a broker/dealer.

     (d)  Criminal Proceedings. None.

     (e)  Civil proceedings. None

     (f)  Citizenship. United States of America.

ITEM 3. SOURCE AND AMOUNT AT FUNDS OR OTHER CONSIDERATION.

     Personal funds of Hayden R. Fleming and working capital of Circle F.

ITEM 4. PURPOSE OF TRANSACTION

     All of the reported shares are held for investment purposes.

     The reporting persons have no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except as provided in
          Item 5 (a)(iii) below.

     (b) An extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

-------------------                                            -----------------
CUSIP NO. 68384P107              SCHEDULE 13D/A                Page 5 of 6 Pages
-------------------                                            -----------------

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Number of Shares/Percentage of Class Beneficially Owned.

          (i) Circle F beneficially owns 690,139 shares of the Company's Common Stock representing approximately 7.7% of the outstanding shares of Common Stock based on 8,962,777 shares of the Company's Common Stock outstanding as of April 1, 2000. See Item 5(a)(iii) below.

          (ii) Hayden R. Fleming beneficially owns a total of 891,239 shares of the Company's Common Stock representing approximately 9.9% of the outstanding shares of Common Stock based on 8,962,777 shares of the Company's Common Stock outstanding as of April 1, 2000. Of such shares, 70,900 shares are owned by a trust for the benefit of Hayden Fleming and his wife (the"Trust"), 110,200 shares are owned by an individual retirement account for the benefit of Hayden Fleming's wife, 20,000 shares are owned by an individual retirement account for the benefit of Hayden Fleming and 690,139 shares are owned by Circle F. See Item 5(a)(iii) below.

          (iii) The amounts stated to be beneficially owned exclude 606,667 shares of Common Stock and warrants to purchase 151,667 shares of Common Stock issuable to Circle F and 93,333 shares and warrants to purchase 23,333 shares of Common Stock issuable to the Trust upon conversion of convertible promissory notes issued to Circle F and the Trust on March 10, 2000, which notes may be converted into Common Stock on or after September 10, 2000 and will automatically convert 30 days after written notice from the Company to Circle F and the Trust that the Company has entered into a definitive distribution agreement for the Company's CapnoProbe product with a major medical company. Since the promissory notes are not currently convertible, these shares and warrants are not included in the number of shares beneficially owned by Circle F and the Trust. Further, the amounts stated to be beneficially owned exclude an additional 800,000 shares of Common Stock and warrants to purchase 200,000 shares of Common Stock that may be issuable to Circle F and/or its affiliates upon conversion of the convertible promissory notes in the event the Company executes a definitive distribution agreement for its CapnoProbe product with a major medical company, the Company's stockholders approve the conversion and the Company decides to request an additional advance under the notes.

-------------------                                            -----------------
CUSIP NO. 68384P107              SCHEDULE 13D/A                Page 6 of 6 Pages
-------------------                                            -----------------

     (b) Nature of Ownership. Circle F has sole power to vote and direct the disposition of all of the 690,139 shares reported as owned by it. Hayden R. Fleming has sole power to vote and direct the disposition of 710,139 of the reported shares and has shared power to vote and direct the disposition of 181,100 of the reported shares that are owned jointly with his wife or for the benefit of his wife.

     (c)  Recent Transactions. None. See Item 5(a)(iii) above.

     (d)  Rights to Dividends or Proceeds. None.

     (e)  Not Applicable .

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 26, 2000                          /s/ Hayden R. Fleming
     Date                               ----------------------------------------
                                        Hayden R. Fleming
                                        Name/Title


                                        Circle F Ventures LLC

April 26, 2000                          By /s/ Hayden R. Fleming
     Date                                 --------------------------------------
                                        Hayden R. Fleming - Managing Member
                                        Name/Title